I. COMPLIANCE PROGRAM – GENERAL

CODE OF ETHICS

INTRODUCTION

Panther Capital Group, LLC’s (“PCG” or “Firm”) investment advisory business involves a relationship of trust and confidence with its clients.  That relationship is largely defined by the terms of its investment management agreements with PCG’s clients (“Client Agreements”).  The Firm is also subject to various laws and regulations that govern investment advisers’ conduct.  This Code of Ethics and Conduct describes the general standard of conduct expected of all employees and focuses on specific areas where employee conduct has the potential to affect PCG’s clients’ interests adversely.  Any violations (whether by oneself or by another PCG employee) must be reported to the Chief Compliance Officer (“CCO”) immediately upon discovery.

STANDARDS OF CONDUCT

The following basic principles guide all aspects of the Firm’s business and represent the minimum standards to which PCG expects employees to adhere:

(1)           PCG’s clients’ interests come before employees’ personal interests and, except to the extent otherwise provided in Client Agreements, before the Firm’s interests.

(2)           The Firm must disclose fully all material facts about conflicts of which it is aware between the Firm’s and its employees’ interests on the one hand and clients’ interests on the other.1

(3)           Employees must operate consistently with the Firm’s disclosures to and arrangements with clients regarding conflicts and its efforts to manage the impacts of those conflicts.

(4)           The Firm and its employees must not take inappropriate advantage of the Firm’s or their positions of trust with or responsibility to clients.

(5)           The Firm and its employees must always comply with all applicable securities laws.

It is each employee’s duty to consider and adhere to these principles in all of his or her activities that involve the Firm and its clients and to report to the CCO any activities he or she believes may constitute or involve a violation of any law or any provision of this Code.

DEFINITIONS

For purposes of this Code, the term “employee” includes not only employees within the ordinary sense of the term, but also LLC “members” who function as employees (even if they are compensated solely through their member interests), officers, others who occupy a status similar to that of an officer or a director and others (could include certain types of independent contractors) whose activities are subject to the Firm’s supervision and control and include providing investment advice to clients.2

1  The Firm’s and its employees’ interests in some respects inevitably conflict with clients’ interests.  The Firm tries to manage those conflicts in ways that its clients know about and that are fair under all the circumstances.

Different employees have different responsibilities, different levels of control over investment decision-making for clients and different access to information about investment decision-making and implementation.

Access Persons
All employees (including temporary personnel such as clerical personnel provided by an agency who are so designated by the CCO) who, in the course of their normal functions or duties, make, participate in or obtain information about clients’ purchases or sales of securities.  Because of the Firm’s size and the range of duties that employees may have, all of the Firm’s employees and officers are considered “Access Persons.”  Access Persons include:  John Langston.

Personal Account
Any account in which the Firm or an Access Person has a beneficial interest, other than an account over which the Access Person has no direct or indirect influence or control.  Personal Accounts typically include accounts held in an Access Person’s name and other accounts held in the various forms described in Appendix A.  These include accounts at brokerage firms, banks and any other institution that effect Securities transactions or hold Securities.  Please note that these include accounts in the name of an Access Person’s spouse.

Beneficial Interest or Beneficial Ownership
The concept of “beneficial ownership” of securities is broad and includes many diverse situations.  An employee has a “beneficial interest” not only in securities he or she owns directly, but also in securities held by (i) his or her spouse, minor children or relatives who live full time in his or her home, (ii) another person if the employee obtains benefits substantially equivalent to ownership (through any contract, understanding, relationship, agreement or other arrangement) and (iii) certain types of entities that the employee controls or in which he or she has an equity interest.  Appendix A contains examples of common beneficial ownership arrangements.  It is very important to review Appendix A in determining compliance with reporting requirements and trading restrictions.

2  Some LLC members who do not function as employees and some consultants may be subject to some but not all of the provisions of this Code.  The CCO, in consultation with management, will determine whether and to what extent to subject those personnel to this Code, depending on, among other things, the extent to which those personnel may have access to confidential information about, for example, the Firm’s involvement in particular investments.

Non-reportable Security
Direct obligations of the United States Government; bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and shares issued by money market funds, by open-end investment companies (i.e., mutual funds) and by unit investment trusts that are invested exclusively in mutual funds.

Reportable Security
With the exception of non-reportable securities listed above, any note, stock, bond, debenture, exchange traded fund (“ETF”), closed-end fund, equipment trust certificate, trade acceptance, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, limited liability company interest, limited partnership interest, investment contract, put, call, straddle, option or privilege on a financial instrument or interest or group or index thereof (including any interest therein or the value thereof), swap agreement, swaption, cap, collar, floor, forward rate agreement, forward contract, forward commitment for the purchase or sale of a financial interest, contract for differences, notional principal contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights or, in general, any interest or instrument commonly known as a “security” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of or warrant or right to subscribe to or purchase, any of the foregoing.

Designated Account
An account in the name of a PCG employee, or someone sharing the household with a PCG employee, which is managed by an outside party.  These accounts may be designated by the CCO to be outside the requirement for reporting quarterly transactions and annual holdings once the CCO is satisfied that the employee places no trades nor requests trades in these accounts.  The CCO may request a copy of this investment advisory agreement.

Restricted List	Restrictions on trading in certain securities may be placed by clients on a client-by-client basis.

PERSONAL SECURITIES TRADING

a.	General Policy

Trading in Personal Accounts is subject to review by the CCO.  PCG may recommend to its clients the purchase or sale of securities in which PCG has a position, either directly or indirectly.  PCG believes such recommendation will not have any adverse effect on any clients based on the fact that all transactions (either for PCG, PCG principals or clients) are placed with the Firm's Code of Ethics in mind.  Employees’ only public equity investment may be the Panther Small Cap Fund and any non-reportable security.  The Code of Ethics (particularly the personal trading policy) must be disclosed in PCG’s Form ADV.

Personal Trades	Not Allowed	Allowed	Need Preclearance	Need to Report
Reportable securities (individual securities, ETFs, closed-end funds and derivatives)	✓
Non-reportable securities (open-end mutual funds)		✓
Private placements/IPOs	✓

b.	Procedures for Conducting Personal Account Transactions

The Firm’s personal trading policy does not allow ownership of individual equities, thus front running is not possible.

c.	Reporting Obligations

Each Access Person must report the following securities holdings and transactions to the Firm as follows.

(1)           List of Accounts and Annual Report of Holdings.  Each Access Person must provide a list of all Personal Accounts in which he or she has a beneficial interest and of all of his or her current holdings of Reportable Securities at least annually.  The list should be in the form of Appendix D (or duplicate brokerage statements accompanied with a statement that the Access Person has no other accounts containing securities or holds no private placements) and must be provided not more than 10 days after the Access Person became an Access Person and on or before February 14 of each year thereafter.  Information must be as of a date no more than 45 days before the date the report is submitted or, for annual reports provided before February 14 of a year, as of December 31 of the preceding year.  The CCO reviews these reports as received to ensure that all required trades were reported and that there are no holdings in conflict with client positions.

Please note that each year each Access Person must provide both a statement of holdings and Appendix D, with the Access Person’s signature attesting that no additional securities are owned beyond those showing on the statements provided.

(2)           Duplicate Statements.  Access Persons must keep personal brokerage accounts at Charles Schwab & Company (“Schwab”) the Firm’s custodian.  Until accounts are moved to Schwab, duplicate copies of all account statements issued by the account custodian must be sent to the CCO or provided by the Access Person to the CCO.

(3)           Quarterly Reports.  A Quarterly Transaction Report in the form of Appendix E must be submitted no more than 30 days after the end of each calendar quarter.  The report must represent that, except as disclosed on the report, and other than the transactions detailed in the Access Person’s account statements supplied to the CCO or visible through the custodian, the Access Person has not entered into any transactions in Reportable Securities.  The CCO reviews quarterly transaction reports to ensure that required preapproval had been granted and to ensure that no personal trades conflicted with trades placed on behalf of clients.

Please note that each quarter each Access Person must provide both statements and Appendix E, with the Access Person’s signature attesting that no additional trades have been enacted in the prior quarter.

(4)           Exceptions.  An employee is not required to submit initial and annual holdings reports, duplicate statements or quarterly transaction reports with respect to (1) designated accounts and (2) transactions effected pursuant to an automatic investment plan.  The CCO will determine on a case-by-case basis whether an account qualifies for either of these exceptions and will document the approval process.

d.	Chief Compliance Officer’s Procedures

The CCO is responsible for implementing the following procedures related to transactions in Personal Accounts.  The CCO will:

•	Implement the procedures specified above for Personal Trading and Outside Employee Activities.

•	At least quarterly, compare Personal Account Trading Request and Authorization Forms with Personal Account trading information as to the relevant Access Persons.

•	Annually, compare the change in holdings for each Access Person to be certain all trades were reported as required.

•	Report any occurrence that he or she determines is a violation of this policy to management. Management, in consultation with the CCO, will determine an appropriate sanction for the violation.

•	Make himself/herself available to assist employees with questions regarding this policy.

•	Document all monitoring activities required by this code.

•	Review this Code on a regular basis and update it as necessary.

e.	Violations of the Personal Trading Policy

The Firm may impose a variety of sanctions for violations of these Personal Trading procedures.  They may range from verbal reprimand to termination of employment and may include disgorgement by the Access Person of any profit on the transaction.

INSIDE INFORMATION

f.	General Policy

Employees may acquire confidential and sensitive information during the course of performing their duties.  Employees must not use this information to benefit themselves or the Firm, either by trading based on it (“insider trading”) or by providing it to others (“tipping”).  Appendix B to this Code describes more fully what constitutes insider trading and tipping and the legal penalties for engaging in those activities.

g.	Types of Confidential Information

This Code discusses two types of confidential information: Company Inside Information and Firm Inside Information.

•	“Company Inside Information” is material nonpublic or confidential information about the issuer of a security or about the security itself.

•	“Firm Inside Information” is information about decisions the Firm is making or actively contemplating making about securities transactions and holdings in client accounts.

h.	Access to Confidential Information

The Firm must store materials that contain confidential information (of all types) in a manner reasonably designed to prevent access by unauthorized personnel.  Generally this information should be available only to employees (and outside service providers such as attorneys) who have a “need to know” in order to perform their duties for the Firm.  Employees should keep all confidential documents hidden from public view when not in use.  The Firm maintains password protection and other procedures to safeguard computer files from unauthorized access.

i.	Permitted and Prohibited Uses of Confidential Information

(1)           Company Inside Information.  Some employees may receive Company Inside Information about issuers in whose securities PCG has invested or are considering investing client assets.  If an employee feels he or she has received Company Inside Information, the employee must inform the CCO of such.  The CCO will determine if this issue should then be placed on the Firm’s restricted list.  Neither the Firm nor any employee may trade while in possession of Company Inside Information.

(2)           Firm Inside Information.  Most employees will frequently obtain Firm Inside Information in the normal course of their duties.  They may use it only to perform their ordinary business functions and are prohibited from disseminating it outside of the firm.  For example, portfolio managers and traders may use information about clients’ securities transactions and holdings to determine whether to buy additional securities for those clients or to sell some or all of the clients’ positions.  Employees may not use Firm Inside Information to trade for the benefit of their Personal Accounts.

j.	Special Procedures Relating to Directorships

In connection with certain investments, the Firm may have a representative on the Board of Directors of an issuing company.3  Company Inside Information that a representative receives will generally be attributed to the Firm.  Thus, the Firm will be subject to all restrictions on transactions in that issuer’s securities that apply to the representative.4  These typically include complying with issuer’s so-called “windows” policies, which prohibit directors from trading except in designated “open-window” periods when the issuer is confident that all material information has been disclosed to the public.  Any employee who serves as a director of a publicly traded company must keep the CCO fully informed on a current basis as to all periods during which the trading window for the relevant company is “open” and those during which it is “closed.”  Each such employee must also inform the CCO immediately if, during any “open” period, the employee receives Company Inside Information (thus “closing” the window as to the Access Person and the Firm).  The CCO will designate the subject security “restricted” during all periods for which the issuer’s trading window is closed, as well as during all periods in which the employee/director is in possession of Company Inside Information.  The CCO will notify Trading and whatever other personnel may be appropriate to notify of any such “restricted” status — and of the termination of that status — and the CCO generally will not approve transactions in the relevant securities for Personal Accounts while the restricted status endures.

3  Directorships of for-profit companies are discouraged except in connection with the Firm’s investments of client assets.

4 If the Firm were to consent to an Access Person serving as a director of a publicly traded company other than in connection with client investments in that company, the Firm would probably impose similar restrictions on Firm trading.

k.	Procedures Regarding Receipt of Information That May Be Confidential

(1)           In the course of deciding whether or not to effect a transaction, either for a Personal Account or for a client account, in addition to complying with preapproval procedures and other Firm procedures and policies, an employee should ask himself/herself whether he/she has any information that may constitute either Company Inside Information or Firm Inside Information.  The employee should review the definitions in this Code and Appendix B for help, as well as consult with the CCO if they have any questions whatsoever.

(2)           If an employee has any reason to believe he/she may have Company Inside Information, he/she should take the following actions:

(a)	Report the matter immediately to the CCO, disclosing all information believed to be relevant, and include documentation of such instances.

(b)	Do NOT buy or sell any security to which the information relates — for any Personal Accounts or for any account the Firm manages.

(c)	Do NOT communicate the information to anyone within or outside the Firm, other than the CCO. In addition, take care that the information is secure.

(3)           If any employee has reason to believe he/she may have Firm Inside Information, the employee must NOT buy or sell any security to which the information relates for any Personal Accounts and is prohibited from disseminating the information outside of the Firm.

The CCO will instruct the employee about how long to continue these restrictions on trading and communication.  All questions must be resolved about whether information is material or nonpublic, the applicability or interpretation of these procedures or the propriety of any action to the satisfaction of the CCO before the employee may effect the transaction or communicate the inside information.

l.	Chief Compliance Officer’s Procedures

Whenever it is determined that an employee has received confidential information, the CCO will effect whatever measures are, in his or her judgment, appropriate to prevent dissemination of such information.

•	Review trading activity in all accounts the Firm manages with whatever frequency the CCO determines is appropriate.

•	Review trading activity in all Personal Accounts with whatever frequency the CCO determines is appropriate. This may include sampling.

•	Conduct an investigation when he or she has reason to believe that any employee has received and traded on confidential information or has disseminated such information to other persons.

•	In consultation with Management, apply any sanctions he or she determines are appropriate to any violation of this Code.

POLITICAL CONTRIBUTIONS AND OUTSIDE EMPLOYEE ACTIVITIES

m.	Political Contributions

PCG currently has no plans to market its services to public entities.  Should the Firm decide to do so, policies and procedures will be put into place.

n.	Service as a Public Company Director

No Access Person may serve as a director of a publicly held company without prior approval by the CCO based upon a determination that service as a director would be in the best interests of any client of the Firm or at least not adverse to those interests.

o.	Other Outside Business Interests

(1)           General Policy.  Except for service as public company directors (which is subject to the procedure discussed above), Access Persons may not engage in significant business activities generating revenue outside of their activities for the Firm without disclosing those activities to the CCO by completing Appendix F.  The Firm may prohibit activities that the CCO, in his or her discretion, believes (i) may pose a significant conflict of interest with the Firm’s activities, (ii) could result in interruption in service to its clients or (iii) could result in adverse publicity for the Firm.

(2)           Compliance Procedures.  Each employee must take the following steps to comply with the Firm’s policy regarding outside business activities:

(a)
At or before commencement of employment, complete and submit to the CCO a Statement of Outside Business Activities in the form of Appendix F.  Employees must discuss any disclosed activities with the CCO at his/her request to enable him/her to determine if the activities might result in a significant conflict of interest with PCG’s activities or such employee’s activities on PCG’s behalf.

(b)	Bring to the attention of the CCO any prospective plans to engage in any such activities prior to initiating them.

(c)	Provide the CCO annually with an updated Appendix F indicating any changes to the information contained in Appendix F previously submitted.

Any information submitted to the CCO under this policy will be considered confidential and will not be discussed with anyone other than senior management or PCG’s professional advisors without the employee’s permission.

p.	Involvement in Litigation

Each employee must advise the CCO immediately if he/she becomes involved in any litigation, including threatened litigation, or any administrative investigation or proceeding of any kind.  Each employee must also report to the CCO if he/she receives any subpoena, is arrested, becomes subject to any order or is contacted by any regulatory authority.

WHISTLEBLOWING

Firm employees are expected and encouraged to report potential violations of the Code of Ethics or other illegal or unethical behavior (e.g., alleged improper discharge, intimidation or discrimination) to the CCO or senior management of the Firm.  Firm employees are also encouraged to discuss situations that may present ethical issues with such persons.  The Firm will endeavor to maintain the confidentiality of reported violations, subject to applicable law, regulation or legal proceedings.

The Firm will not permit retaliation of any kind by, or on behalf of, the Firm or any employee against any individual for making good faith reports of violations to this Code of Ethics or any securities laws.

RECORDKEEPING AND ADMINISTRATION

The CCO is responsible for implementing this Code and, in connection with doing so, following these procedures:

•	Provide each employee with a copy of this Code, as it may be amended or supplemented.

•	Obtain each employee’s written acknowledgement that he or she has received a copy of this Code.

•	Maintain in the Firm’s records for the periods required by applicable regulations:

o	A copy of this Code and each revision of this Code.

o	A copy of each employee’s written acknowledgement of receipt of this Code.

o	A record of each violation of this Code and the actions taken as a result of that violation and records of employee reports pursuant to this Code.

ANNUAL ACKNOWLEDGEMENT OF RECEIPT AND CERTIFICATION

I have read, understand and acknowledge that I am subject to and agree to abide by the terms and provisions set forth in this policies and procedures manual, including PCG’s Code of Ethics, and the information set forth in the Form ADV Part 2.  I further certify that I have made all disclosures and reports required pursuant to this policies and procedures manual, including the Code of Ethics, and the Form ADV Part 2 and that such disclosures and reports are true and accurate in all respects.  If I become aware of changes such that the ADV is no longer correct, I will notify the CCO immediately.  I understand that violations of this manual or the Code of Ethics would subject me to sanctions, up to and including termination of my employment with PCG for cause.

I have not discussed company business on social networking sites such as MySpace, Facebook, Twitter and LinkedIn or personal blogs that refer to the Firm or my activities on behalf of the Firm without the CCO’s approval.

Disciplinary History Disclosure:

In the past ten years, I have not:
i.	been convicted of or plead guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any felony;
ii.	been charged with any felony;
iii.
been convicted of or plead guilty or nolo contendere in a domestic, foreign, or military court to a misdemeanor involving investments or an investment-related business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses; or

iv.	been charged with a misdemeanor listed in (iii).

Has any of the SEC, the Commodity Futures Trading Commission, any other federal, state or foreign financial regulatory agency, or any self-regulatory organization, commodities exchange or stock exchange:
a)	Found you to have made a false statement or omission? Yes No
b)	Found you to have been involved in a violation of such regulator’s or self-regulatory organization’s regulations or statutes (other than a violation designated as a “minor rule violation”)? Yes No
c)	Found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? Yes No
d)	Entered an order against you in connection with investment-related activity, imposed a civil money penalty on you or ordered you to cease and desist from any activity? Yes No
e)	Found you to have been dishonest, unfair or unethical? Yes No
f)	Found you to have been involved in a violation of investment-related regulations or statues? Yes No

Signature of Employee	Print Name of Employee

Date

Signature of CCO	Date Reviewed